

March 12, 2013

Via E-mail
Mark D. Powers
Chief Financial Officer
Jetblue Airways Corporation
27-01 Queens Plaza North
Long Island City, New York 11101

>   **Re: Jetblue Airways Corporation**
>   **Form 10-K for the year ended December 31, 2012**
>   **Filed February 21, 2013**
>   **File No. 000-49728**

Dear Mr. Powers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 39

1. Please revise your liquidity section, including your analysis of cash flows from operating, investing, and financing activities, to cover the three-year period presented in your financial statements. In this regard, we note that a year to year comparison has been provided for operating cash flows from 2010 to 2011 and from 2011 to 2012; however, your M&DA discussion of liquidity only includes a discussion of cash flows from investing and financing activities for 2012 and 2011. Please confirm that you will revise

your liquidity discussion to cover the three year period presented in your financial statements. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

Reconciliation of Return on Invested Capital (non-GAAP), page 40

2. We note the calculation of capitalized aircraft rent in footnote (a) on page 40. Please tell us and further explain in MD&A the nature of this calculation. As part of your response and your revised disclosure please explain how the multiple of 7 times aircraft rent was determined and explain why you believe this measure is meaningful. We may have further comment upon receipt of your response.

Financial Statements, page 47

Notes to Consolidated Financial Statements, page 53

Note 8 – LiveTV, page 67

3. We note the disclosure in Note 8 indicating that you had equipment installed for other airlines on your balance sheet at December 31, 2012 and 2011 totaling $109 million and $111 million, respectively. Please tell us, and revise to disclose, the nature and terms of LiveTV's sales of hardware and services such that equipment installed on other company's airplanes continues to be reflected on your balance sheet. Your response and revised disclosure should clearly explain how LiveTV recognizes revenue under these arrangements or accounts for operating leases of equipment, as applicable.

4. We note the disclosure in the last paragraph on page 67 which indicates that in connection with the termination of a contract with one its airline customers, the customer paid the company $16 million during 2011 which was included in other accrued liabilities at December 31, 2011. We also note that upon fulfilling the obligation to deactivate service of the customers' aircraft, the company recognized a gain of $8 million in other operating expenses during the first quarter of 2012. Please tell us and explain in the notes to your financial statements how you calculated or determined the $8 million gain recognized in connection with the termination of this customer contract.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief